POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three months ended March 31, 2017, the 2016 annual MD&A and the 2016 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and US securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of May 3, 2017 and was reviewed by the Audit Committee and approved by the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross profit and gross margin; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s first quarter 2017 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim MD&A, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Directors in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is the global leader in providing loyalty ecommerce solutions to the loyalty industry. Loyalty programs generate substantial economic benefits and are increasingly seen as strategic marketing and business assets for their parent companies. The Corporation does not compete directly with loyalty reward programs, but rather acts as a business partner by providing products and services that help make programs more valuable and engaging. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis.

The Corporation’s products and services are available to numerous loyalty program partners simultaneously through the Loyalty Commerce Platform (“LCP”), which is the backbone of Points’ product and service offerings. The LCP has been designed as an Application Program Interface (“API”) driven transactional platform that provides internal and external product developers easy access to the loyalty industry. The LCP offers a consistent interface for third party developers and loyalty programs that is self-serve capable, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and fraud services. With direct integrations into almost 60 loyalty program partners and access to over 700 million loyalty program members, the LCP uniquely positions the Corporation to connect third party channels with highly engaged loyalty program members and the broader loyalty market.

The Corporation is directly integrated with and provides e-commerce solutions to leading loyalty programs, including:

· AF-KLM Flying Blue	· Southwest Airlines Rapid Rewards
· Alaska Airlines Mileage Plan	· United Airlines MileagePlus
· American Airlines AAdvantage	· Virgin Atlantic Flying Club
· ANA Mileage Club	· Hilton Honors
· British Airways Executive Club	· Hyatt Gold Passport
· Delta Air Lines SkyMiles	· InterContinental Hotels Group
· JetBlue TrueBlue	· La Quinta Returns
· Lanpass	· Starwood Preferred Guest
· Lufthansa’s Miles & More	· Chase Ultimate Rewards
· Saudi Arabian Airlines Alfursan	· Citi ThankYou

The Corporation’s headquarters are located in Toronto, Canada and its shares are dual listed on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

UNDERSTANDING OUR BUSINESS AND THE LOYALTY INDUSTRY

During the three months ended March 31, 2017, the Corporation reassessed its operating segments to reflect the way the management reviews the profitability of the business and allocates resources as a result of a new internal reporting structure. The Corporation reports results of operations based on three reporting segments which are organized around differences in products and services. As a result, the Corporation has begun, on a retrospective basis, to disclose segmented information based on this new internal reporting structure.

Loyalty Currency Retailing:

Loyalty Currency Retailing includes the Corporation’s core Buy, Gift, and Transfer (“BGT”) services, which provides loyalty program members with the ability to buy points or miles for themselves, as gifts for others, or perform a transfer of loyalty currency to another program member within the same loyalty program. These services generate substantial revenue for Points’ loyalty program partners while offering a unique value proposition to their members. The Corporation has over 30 loyalty program partnerships leveraging the core BGT services and the functionality offered by the LCP.

Revenue in this segment is principally derived through the online sale or transfer of loyalty currencies direct to loyalty program members at retail rates while purchasing points and miles at wholesale rates. The Corporation may take a principal role in the retailing of loyalty currencies. As part of this principal role, the Corporation has a contractual obligation to fulfill a revenue guarantee to the loyalty program based on the terms of the contract between the Corporation and the loyalty program. Under a principal arrangement, the Corporation will assume credit and/or inventory risk in the form of the revenue guarantee to the loyalty program and will have a substantial level of responsibility with respect to marketing, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal Revenue in the Corporation’s consolidated financial statements. Alternatively, the Corporation may assume an agency role in the retailing and wholesaling of loyalty currencies, where it takes a less active role in the relationship and receives a commission on each transaction. Revenue earned under an agency role is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

Due to the nature of the Loyalty Currency Retailing segment, significant cash balances are available to the Corporation to generate interest income and this income is included in Interest Revenue in the Corporation’s consolidated financial statements. Please see the “Performance Indicators and Non-GAAP Metrics” section for further details regarding the classification of revenues that are generated by the Corporation.

Platform Partners:
The Corporation’s Platform Partners segment represents a range of product applications that are connected to and enabled by the LCP in either a loyalty program or third party channel. Loyalty program partners leverage these applications to enable their members to earn, redeem or exchange loyalty currency in multiple channels. Included in Platform Partners are multiple third party managed applications that are enabled by the LCP, the Points Loyalty Wallet, Points Business Solutions, and Points.com. The Points Loyalty Wallet, one of the Corporation’s newest services and considered a key growth driver for the Corporation, is a multi-channel member engagement service that enables loyalty programs, merchants and other consumer service applications to embed balance tracking and loyalty commerce transactions directly into their product offerings.

Revenue in this segment is earned on a commission basis per transaction or from recurring fixed fees and are predominantly included in Other Partner Revenue in the consolidated financial statements.

Points Travel:
The Points Travel segment connects the world of online travel bookings with the broader loyalty industry. In 2014, the Corporation acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, which today continues to offer consumers the ability to earn loyalty currency bonuses from 20 loyalty programs. Leveraging the PointsHound platform, the Corporation developed Points Travel, the first white-label travel hotel booking platform specifically designed for loyalty programs. Points’ partners with loyalty programs to provide a seamless travel booking experience for loyalty program members and enables the members to earn and redeem their loyalty currency while making hotel and car bookings online. Points Travel offers a rewarding value proposition for loyalty program members as they can earn high levels of points/miles per night for a hotel booking or redeem as many points/miles in whole or with cash for hotel stays and car rentals. Since the start of 2016, the Corporation has launched 6 loyalty program partners on the Points Travel service.

Revenue in this segment is generated from commissions, which are typically the gross amount charged to end consumers less the cost of hotel rooms or car rentals, cost of loyalty currencies delivered to the consumers and other directly related costs for online hotel and car rental bookings or redemptions. This revenue is included in Other Partner Revenue in the Corporation’s consolidated financial statements.

The Loyalty Industry

Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for companies that have developed and maintain these loyalty programs. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty program memberships in the US increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 27%. In addition, the average US household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to provide innovative value propositions in order to drive activity in their programs.

In light of this environment, the Corporation continues to advance the functionality of its LCP which provides external product developers access to direct integrations with the Corporation’s loyalty program partners. The LCP provides a medium to more easily facilitate transactions and provide greater value to a loyalty program’s membership base. The Corporation continues to focus on innovation and be highly engaged in a quickly developing loyalty industry. As the Corporation continues to advance the platform’s capabilities, Management believes the addressable market opportunity for the Corporation will continue to increase.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended
(In thousands of US dollars, except	31-Mar-17	31-Mar-16	Variance $	Variance %
share and per share amounts)
(unaudited)
Consolidated
Revenue	$82,858	$73,560	9,298	13%
Gross profit[1]	$11,076	$10,195	881	9%
Gross margin[2]	13%	14%
Adjusted operating expense[3]	$8,176	$7,228	948	13%
Adjusted EBITDA[4]	$2,900	$2,967	(67)	(2%	)
Adjusted EBITDA[4] as a % of Gross profit[2]	26%	29%
Total Expenses	$81,615	$72,271	9,344	13%
Net income	$852	$893	(41)	(5%	)
Earnings per share
Basic	$0.06	$0.06
Diluted	$0.06	$0.06
Weighted average shares outstanding
Basic	14,869,477	15,298,688	(429,211)	(3%	)
Diluted	14,871,244	15,304,911	(433,667)	(3%	)
Total assets	$95,091	$94,994	97	0%
Total Liabilities	$53,260	$50,679	2,581	5%
Shareholders’ equity	$41,831	$44,315	(2,484)	(6%	)
Loyalty Currency Retailing
Revenue	$80,545	$72,064	8,481	12%
Gross profit	$8,937	$8,843	94	1%
Adjusted operating expenses	$4,141	$4,213	(72)	(2%	)
Adjusted EBITDA	$4,796	$4,630	166	4%
Platform Partners
Revenue	$2,110	$1,455	655	45%
Gross profit	$1,951	$1,316	635	48%
Adjusted operating expenses	$2,450	$1,939	511	26%
Adjusted EBITDA	$(499)	$(623)	124	(20%	)
Points Travel
Revenue	$203	$41	162	395%
Gross profit	$188	$36	152	422%
Adjusted operating expenses	$1,585	$1,076	509	47%
Adjusted EBITDA	$(1,397)	$(1,040)	(357)	34%

1 Gross profit is a non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Gross margin is a non-GAAP financial measure and is defined as Gross profit as a percentage of Total revenue. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
3 Adjusted operating expenses is a non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
4 Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

BUSINESS HIGHLIGHTS AND DEVELOPMENTS

Financial results for the quarter ended March 31, 2017, reflected the strength of the Corporation’s Loyalty Currency Retailing segment together with continued investment in the Corporation’s Platform Partners and Points Travel segments. Consolidated revenue grew 13% on a year over year basis, primarily from organic growth from the Corporation’s existing loyalty program partnerships in its Loyalty Currency Retailing segment. Consolidated gross profit increased $881 or 9% on a year over year basis, to $11,076, with the majority of the growth coming from the Platform Partners segment across multiple products leveraging the LCP. Consolidated total expenses were $81,615 for the first quarter of 2017, an increase of $9,344 or 13% while consolidated net income was $852, a slight decrease of $41 or 5%.

Consolidated Adjusted EBITDA for the first quarter of 2017 was $2,900, a slight decrease of $67 or 2% compared to the prior year quarter largely due to increased rent expenses, lower capitalization of internal development time, and increased operational expenses relating to the Points Travel segment, partially offset by the year over year increase in gross profit. The Loyalty Currency Retailing segment continued to demonstrate strong profitability, generating Adjusted EBITDA of $4,796 in the first quarter of 2017, an increase of $166 or 4% over the prior year quarter. As expected, the Points Travel and Platform Partners segments generated negative Adjusted EBITDA in the first quarter of 2017.

The Corporation’s Loyalty Currency Retailing segment remains strong with a solid base of long-term partnerships and a pipeline of opportunities. In the first quarter of 2017, the Corporation continued to execute against its new business pipeline in this segment and expanded its global footprint in Latin America with a new partnership with Copa Airline’s ConnectMiles program, offering ConnectMiles members the ability to buy, gift and transfer reward miles. The Corporation also went live with Etihad during the first quarter, one of the largest middle-eastern carriers who will be leveraging the Buy service to add value to their program. Furthermore, subsequent to the end of the first quarter, the Corporation announced a new partnership with WestJet to offer its Buy service to WestJet Rewards members.

In the first quarter of 2017, the Corporation observed increasing traction in the growth of its Platform Partners and Points Travel segments. These two operating segments represent significant longer term growth areas for the Corporation. First, the Corporation saw continued growth with its Platform Partners segment, which includes the newly developed Loyalty Wallet product, launching a new partnership with Alaska Airlines to better manage exchanges on their own loyalty program site. Second, the Points Travel product continued to demonstrate a strong value proposition and market fit in the loyalty space. In the first quarter of 2017, the Corporation announced a new partnership with All Nippon Airways, Japan’s largest airline, to offer their loyalty members the ability to earn or redeem their miles when transacting for hotel bookings, car rental bookings, and online shopping malls. The Corporation has also signed a co-sale and product development agreement with Expedia and are working on plans to enter the market together over the coming months.

KEY CHANGES IN FINANCIAL RESULTS COMPARED TO 2016

REVENUE, GROSS PROFIT AND GROSS MARGIN

The Corporation generated consolidated revenue of $82,858 for the three months ended March 31, 2017, an increase of $9,298 or 13% over the first quarter of 2016. The increase in consolidated revenue was primarily driven by organic growth from existing partnerships in the Loyalty Currency Retailing segment, which saw strong consumer response to promotional activities during the quarter. Organic growth across all segments, which is defined as the growth in existing partnerships and products that have been in market for at least one year, was 11%.

Consolidated gross profit for the first quarter of 2017 was $11,076, an increase of $881 or 9% from the first quarter of 2016. The majority of the year over year increase came from the Platform Partners segment, which increased $635 or 48% year over year. The increase from Platform Partners was primarily due to the impact of new partners launched on third party applications in the second quarter of 2016 and increased fees and commissions from existing partners.

Gross profit from the Platform Partners segment represented 18% of total gross profit, up from 13% total gross profit in the prior year quarter. Still in the early stages of growth, gross profit from Points Travel was up $152 or 422% from the prior year quarter. The increase was primarily due to the initial ramp up of transactional activity from new partnerships launched throughout 2016. Gross profit from the Loyalty Currency Retailing segment was relatively flat with the first quarter of 2016, increasing $94 or 1% on a year over year basis. Relative to the first quarter of 2016, current quarter revenues from the Loyalty Currency Retailing segment were more heavily weighted with larger principal partners that carry a lower margin profile.

The mix of partner revenues in the Loyalty Currency Retailing segment was the primary driver for a reduction in Corporation’s gross margin in the first quarter of 2017, decreasing from 13.9% in the first quarter of 2016 to 13.4% in the current quarter. Increased gross profit from the Points Travel and Platform Partners segments had a favourable impact on gross margin and partially offset the decrease from the Loyalty Currency Retailing segment.

Total Expenses and Adjusted Operating Expenses

The Corporation incurred consolidated total expenses, as disclosed in the consolidated financial statements, of $81,615 for the first quarter of 2017, an increase of $9,344 or 13% over the comparable prior year period.

The Corporation incurred consolidated adjusted operating expenses of $8,176 in the first quarter of 2017, an increase of $948 or 13% over the first quarter of 2016. The increase was primarily due to incremental rental costs associated with the new premises leases for head office and London, lower capitalization of internal development time, additional expenses incurred towards operationalizing the Points Travel product, and increased marketing spend in the Loyalty Currency Retailing segment. On a year over year basis, a greater focus on the Platform Partners and Points Travel segments resulted in increased adjusted operating expenses in these segments, and a slight decrease in adjusted operating expenses for the Loyalty Currency Retailing segment on a fully allocated basis.

Net Income and Adjusted EBITDA

The Corporation generated consolidated net income, of $852 for the first quarter of 2017, a decrease of $41 or 5% compared to the prior year quarter.

The Corporation generated consolidated Adjusted EBITDA of $2,900 during the first quarter of 2017, a slight decrease of $67 or 2% compared to the same period in 2016. This result reflects the continued strength of the Corporation’s Loyalty Currency Retailing segment combined with continued investment towards new, growth opportunities in the Platform Partners and Points Travel segments. The Loyalty Currency Retailing segment generated Adjusted EBITDA of $4,796 for the first quarter of 2017, an increase of $166 or 4% from the prior year period, largely due to higher gross profit generated during the period. The Loyalty Currency Retailing segment has provided a strong profitable foundation from which to deliver growth through the Corporation’s other segments. The Platform Partners segment demonstrated positive traction in the first quarter of 2017, which, while resulting in negative Adjusted EBITDA of $499, was an improvement of $124 or 20% over the prior period. Gross profit growth in this segment, driven by new partner launches in 2016 and increased fees and commissions from existing partners, more than offset the growth in expenses. As expected, the Points Travel segment generated negative Adjusted EBITDA of $1,397 for the first quarter of 2017, a decrease of $357 or 34% from the comparable prior year period. The performance of this segment reflected incremental operating expenses incurred towards localizing the product in certain markets, offsetting the growth in gross profit.

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses the Corporation’s consolidated net income and other expenses that do not form part of the segment discussions above.

	For the three months ended
(In thousands of US dollars)	March 31,	March 31,	Variance	Variance
(unaudited)	2017	2016	$	%
Adjusted EBITDA	$2,900	$2,967	(67)	(2%	)
Deduct (add):
Stock based compensation	673	668	5	1%
Depreciation and amortization	990	930	60	6%
Foreign exchange loss (gain)	(6)	80	(86)	(108%	)
Income tax expense	391	396	(5)	(1%	)
Net income	$852	$893	(41)	(5%	)

Stock based compensation

The Corporation incurs certain employment related expenses that are settled in equity-based instruments. During the first quarter of 2017, stock based compensation expense was $673, a slight increase of $5 or 1% over the same period in 2016.

Depreciation and amortization

Depreciation and amortization expense in the first quarter of 2017 increased $60, or 6% to $990, from the first quarter of 2016. The increase from the prior year quarter was due to additional amortization incurred from intangible assets developed throughout 2016 and leasehold improvements on new office premises added in the second half of 2016 and the first quarter of 2017.

Foreign exchange loss (gain)

The Corporation is exposed to Foreign Exchange (“FX”) risk as a result of transactions in currencies other than its functional currency, the US dollar. FX gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payable and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated at the period-end FX rate. The net effect after translating the balance sheet accounts is recorded in the condensed consolidated interim statement of comprehensive income for the period.

The majority of the Corporation’s revenues in the first quarter of 2017 were transacted in US dollars and EUROs. The direct cost of revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to FX risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to approximately one year to reduce the foreign exchange risk with respect to the Canadian dollar. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended March 31, 2017, the Corporation reclassified a gain of $52, net of tax, from other comprehensive income into net income (2016 - reclassified loss of $226, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes during the three months ended March 31, 2017. Realized losses from the Corporation’s hedging activities, in 2017, were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

For the quarter ended March 31, 2017, the Corporation recorded a foreign exchange gain of $6 compared with a foreign exchange loss of $80 in the first quarter of 2016. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income tax expense

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $391 for the quarter ended March 31, 2017 compared to $396 in the prior year quarter. This expense largely relates to the recognition of current tax liabilities, as the Corporation generated taxable income in the first quarter of 2017.

Net income and earnings per share

	For the three months ended
(In thousands of US dollars,
except per share amounts)	March 31,	March 31,	$	%
(unaudited)	2017	2016	Variance	Variance
Net income	$852	$893	(41)	(5%	)
Earnings per share
Basic	$0.06	$0.06	-	-
Diluted	$0.06	$0.06	-	-

The Corporation reported net income of $852 for the quarter ended March 31, 2017 compared with net income of $893 for the quarter ended March 31, 2016. The decrease from the prior year quarter was largely due to lower Adjusted EBITDA and higher depreciation and amortization charges, partially offset by decreased income tax expense.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 14,869,477 common shares for the quarter ended March 31, 2017, compared with 15,298,688 common shares for the quarter ended March 31, 2016. The Corporation reported basic earnings per share and diluted earnings per share of $0.06 for the first quarter of 2017 which is consistent with basic earnings per share and diluted earnings per share for the first quarter of 2016.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	March 31,	December 31,	$	%
(In thousands of US dollars)(unaudited)	2017	2016	Variance	Variance
Cash and cash equivalents	$42,634	$46,492	(3,858)	(8%	)
Short term investments	10,033	10,033	-	-
Restricted cash	500	500	-	-
Funds receivable from payment processors	4,848	10,461	(5,613)	(54%	)
Total funds available	58,015	67,486	(9,471)	(14%	)
Payable to loyalty program partners	45,683	53,242	(7,559)	(14%	)
NET OPERATING CASH[1]	$12,332	$14,244	(1,912)	(13%	)

Total current assets	$65,230	$73,018	(7,788)	(11%	)
Total current liabilities	52,460	61,986	(9,526)	(15%	)
WORKING CAPITAL[2]	$12,770	$11,032	1,738	16%

1 Net Operating Cash is a Non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.
2 Working Capital is a Non-GAAP financial measure. Refer to the “Performance indicators and Non-GAAP financial measures” section for definition and explanation.

The Corporation’s financial strength is reflected in its balance sheet. As at March 31, 2017, the Corporation continues to remain debt free with $12,332 of net operating cash. Net operating cash decreased $1,912 from December 31, 2016. The decrease is primarily due to capital and intangible asset additions in the amount of $563, corporate income tax payments and changes in other working capital balances, partially offset by Adjusted EBITDA of $2,900 generated in the three months ended March 31, 2017.

The Corporation’s working capital was $12,770 at March 31, 2017 compared to working capital of $11,032 as at December 31, 2016. Working capital increased primarily due to Adjusted EBITDA generated during the three month period ended March 31, 2017, somewhat offset by investing and financing activities during the period. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases. The Corporation’s ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed in the 2016 annual MD&A.

On June 23, 2016, the Corporation amended its bank credit facility agreement with Royal Bank of Canada. As at March 31, 2017, the following two facilities are available until May 31, 2017. The first facility is a revolving operating facility in the amount of $8,500. The second facility is a term loan facility of $5,000 to be used solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. No amounts have been drawn to date under these facilities.

Sources and Uses of Cash

	For the three months ended

(In thousands of US dollars)	March 31,	March 31,
(unaudited)	2017	2016	$Variance	% Variance
Operating activities	$(3,056)	$(4,370)	$1,314	(30%	)
Investing activities	(563)	(798)	235	(29%	)
Financing activities	(70)	(270)	200	(74%	)
Effects of exchange rates	(169)	(223)	54	(24%	)
Change in cash and cash equivalents	$(3,858)	$(5,661)	$1,803	(32%	)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. The Corporation experienced a decrease in cash from operating activities on a quarterly basis primarily due to the timing of payments to loyalty program partners, corporate income tax payments and the timing of receipts from the Corporation’s payment processors.

Investing Activities

Cash used in investing activities during the first quarter of 2017 included internally developed intangible assets and the purchase of capital assets. Development efforts in the first quarter included enhancing the marketing and merchandising capabilities of the LCP and the advancement of the Loyalty Wallet and Points Travel products.

Financing Activities

Cash flows used in financing activities for the three month period ended March 31, 2017 were primarily related to the settlement of normal course issuer bid (“NCIB”) purchases made at the end of 2016.

Contractual Obligations and Commitments

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$6,894	$1,223	$1,339	$1,199	$1,113	$2,020
Principal revenue(2)	424,786	114,495	173,037	137,254	-	-
	$431,680	$115,718	$174,376	$138,453	$1,113	$2,020

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(3) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded $2,804 on the consolidated balance sheet which is primarily due to mileage reward currencies acquired as a result of revenue guarantee shortfalls in prior years. These amounts have been included in prepaid and other assets.

BALANCE SHEET VARIANCES

		December
Consolidated Balance Sheet Data as at	March 31,	31,
(In thousands of US dollars) (unaudited)	2017	2016
Cash and cash equivalents	$42,634	$46,492
Short term investment	10,033	10,033
Restricted cash	500	500
Funds receivable from payment processors	4,848	10,461
Accounts receivable	5,784	4,057
Prepaid expenses and other assets	1,431	1,475
Total current assets	$65,230	$73,018
Property and equipment	1,853	1,750
Intangible assets	16,366	16,896
Goodwill	7,130	7,130
Deferred tax assets	1,797	1,725
Other assets	2,715	2,715
Total non-current assets	$29,861	$30,216

Accounts payable and accrued liabilities	$5,295	$6,335
Income taxes payable	365	1,638
Payable to loyalty program partners	45,683	53,242
Current portion of other liabilities	1,117	771
Total current liabilities	$52,460	$61,986
Deferred tax liabilities	141	211
Other liabilities	659	719
Total non-current liabilities	$800	$930
Total shareholders’ equity	$41,831	$40,318

Cash and cash equivalents

The Corporation’s cash and cash equivalents balance decreased $3,858 compared to the end of 2016. The decrease in cash and cash equivalents was due to cash outflows related to increased investment in capital assets and intangible assets, corporate income tax payments and changes in working capital balances, payments to loyalty program partners, partially offset by Adjusted EBITDA earned during the three months ended March 31, 2017.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $5,613 compared to the end of 2016, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the period, and when the receivable balances have not been settled in cash by payment processors.

Accounts receivable

The Corporation’s accounts receivable balance increased $1,727 compared to the end of 2016 primarily due to business activities with a certain loyalty program partner. The Corporation is confident that the full amount of the outstanding accounts receivable balance will be collected.

Accounts payable and accrued liabilities
The Corporation’s accounts payable and accrued liabilities balance decreased $1,040 compared to the end of 2016, and is primarily due to the timing of payments including the Corporation’s annual employee incentives.

Income taxes payable

The Corporation’s income taxes payable decreased by $1,273 compared to the end of 2016 due to the timing of corporate income tax payments made to tax authorities.

Payable to loyalty program partners
The Corporation’s payable to loyalty program partners decreased $7,559 compared to the end of 2016, which is primarily attributable to the timing of payments made to loyalty partners. The Corporation will typically remit funds to loyalty program partners approximately 30 days after the month of loyalty currency sales.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 201,267 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at May 3, 2017 (figures in CAD$).

Security Type	Month of Expiry	Number	Exercise Price
Option	May 31, 2017	80,973	9.74
Option	August 17, 2017	607	12.27
Option	December 06, 2017	1,486	10.64
Option	March 18, 2018	118,201	15.94
Total		201,267

OUTSTANDING SHARE DATA

As of May 3, 2017, the Corporation has 14,869,374 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 701,373 common shares. The options have exercise prices ranging from $9.74 to $30.84 with a weighted average exercise price of $15.25. The expiration dates of the options range up to August 22, 2021.

The following table lists the common shares issued and outstanding as at May 3, 2017 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	14,869,374
Convertible Securities: Share options	701,373	CAD$ 10,699,418
Common Shares Issued & Potentially Issuable	15,570,747	CAD$ 10,699,418
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	828,487

(1)   “ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)
Three month period ended	Total		Basic earnings	Diluted earnings
	Revenue	Net income	per share	per share
March 31, 2017	$ 82,858	$ 852	$ 0.06	$ 0.06
December 31, 2016	81,955	(3,674)	(0.24)	(0.24)
September 30, 2016	82,442	335	0.02	0.02
June 30, 2016	83,864	931	0.06	0.06
March 31, 2016	73,560	893	0.06	0.06
December 31, 2015	80,228	961	0.06	0.06
September 30, 2015	81,133	768	0.05	0.05
June 30, 2015	67,898	1,721	0.11	0.11

Generally, increases in transaction levels, revenues and gross profit will drive higher overall profitability. The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year, and the level and type of promotional activity offered to loyalty program members during the year. In the absence of any new partner or products launched, quarterly revenues will be impacted by the level of marketing and promotional activity carried out with loyalty program members which will vary quarter over quarter.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2016. The preparation of the consolidated financial statements in accordance with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

         ·        IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018);
         ·        IFRS 2, Share-based Payment (effective January 1, 2018);
         ·        IFRS 9, Financial Instruments (effective January 1, 2018);
         ·        IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration (effective January 1, 2018) and
         ·        IFRS 16, Leases (effective January 1, 2019).

The Corporation adopted the following standard issued by the IASB. These changes did not have a material impact on the consolidated financial statements.
         ·        Amendments to IAS 7, Statement of Cash Flows

These changes are described in detail in the Corporation’s 2016 audited consolidated financial statements and 2016 annual management’s discussion and analysis.

PERFORMANCE INDICATORS AND NON-GAAP FINANCIAL MEASURES

REVENUE, DIRECT COSTS OF REVENUE AND GROSS PROFIT

The Corporation’s revenue is primarily generated by transacting points and/or miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income.

Principal Revenue:

Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from loyalty program partners at wholesale rates and resells them directly to consumers. The Corporation has a substantial level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk.

Other Partner Revenue:

Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currencies for loyalty program partners and other revenue received from partners which is not transactional in nature. The Corporation also earns Other Partner Revenue through commissions and recurring fixed fees from the products and services it provides through its Platform Partners segment and commission for online bookings or redemptions of hotel accommodations or car rentals through its Points Travel segment.

Interest Income:

Lastly, as part of its operating economics, the Corporation earns interest income on the cash flows generated by its products and services.

Gross profit, defined by management as total revenues less direct costs of revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross profit is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross profit generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of revenue consists of variable direct costs incurred to generate principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

Revenue and gross profit growth is dependent on various factors, including the timing and size of promotional campaigns that are placed in market by the Corporation, the growth in loyalty program partner’s membership base, and the effectiveness of merchandising and marketing efforts and channels initiated by the Corporation to generate incremental revenues.

Reconciliation of Revenue to Gross Profit

	For the three months ended

(In thousands of US dollars)(unaudited)	March 31, 2017	March 31, 2016
Revenue	$82,858	$73,560
Less:
Direct cost of revenue	71,782	63,365
Gross profit	$11,076	$10,195

ADJUSTED OPERATING EXPENSES

Adjusted operating expenses is a non-GAAP financial measure, which is defined as Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, excluding equity-settled share-based payment expense. The closest GAAP measure is Total Expenses in the consolidated financial statements and the reconciliation from Total Expenses to Adjusted Operating Expenses is shown below.

Adjusted operating expenses are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology services costs and operating expenses.

Reconciliation of Total Expenses to Adjusted Operating Expenses

	For the three months ended

(In thousands of US dollars)(unaudited)	March 31, 2017	March 31, 2016
Total Expenses	$81,615	$72,271
Subtract (add):
Direct cost of revenue	71,782	63,365
Depreciation and amortization	990	930
Foreign exchange loss (gain)	(6)	80
Stock-based compensation	673	668
Adjusted Operating Expenses	$8,176	$7,228

ADJUSTED EBITDA AND ADJUSTED EBITDA AS A PERCENTAGE OF GROSS PROFIT

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, depreciation and amortization, share-based compensation, impairment charges and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Adjusted EBITDA as a percentage of gross profit is viewed by management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and strategic investments.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended

(In thousands of US dollars)(unaudited)	March 31, 2017	March 31, 2016
Net income	$852	$893
Income tax expense	391	396
Depreciation and amortization	990	930
Foreign exchange loss (gain)	(6)	80
Stock-based compensation	673	668
Adjusted EBITDA	$2,900	$2,967

NET OPERATING CASH

Management defines Net Operating cash as ‘Total Funds Available’ (cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits) less amounts payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’ therefore it may not be comparable to similar measures presented by other issuers.

WORKING CAPITAL

Management defines Working Capital as total current assets less total current liabilities. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Working Capital’ therefore it may not be comparable to similar measures presented by other issuers.